UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42450

Zhengye Biotechnology Holding Limited

No. 1 Lianmeng Road, Jilin Economic & Technical Development Zone

Jilin City, Jilin Province, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

As disclosed in the report on Form 6-K dated June 4, 2026 filed by Zhengye Biotechnology Holding Limited (the “Company”) with the U.S. Securities and Exchange Commission, the Company received a notification letter on May 29, 2026 from Nasdaq indicating that the closing bid price of the Company’s Class A ordinary shares had been below $1.00 per share for 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of one hundred eighty (180) calendar days, or until November 25, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s Class A ordinary shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

From July 20, 2026 to August 4, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, on August 5, 2026, the Company received a letter (the “Compliance Letter”) from Nasdaq informing the Company that it has regained compliance with the Minimum Bid Price Rule. The Company continues to be listed on The Nasdaq Capital Market under the ticker symbol “ZYBT”.

On August 6, 2026, the Company announced through a press release that it has regained compliance with the Minimum Bid Price Rule. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release — Zhengye Biotechnology Holding Limited Regains Compliance with Nasdaq Bid Price Requirement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2026

Zhengye Biotechnology Holding Limited

By:	/s/ Songlin Song
Name:	Songlin Song
Title:	Chief Executive Officer

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